Exhibit 21.1

Subsidiaries of the registrant

Name	State of incorporation / organization
SeaCube Container Holdings Ltd.	Bermuda
SeaCube Container Investment LLC	Delaware
SeaCube Operating Company Ltd.	Bermuda
Container Leasing International, LLC (d/b/a Seacastle Container Leasing, LLC and/or Carlisle Leasing International, LLC)	New York
CLI Funding LLC	Delaware
CLI Funding II LLC	Delaware
CLI Funding III LLC	Delaware
CLI Funding IV LLC	Delaware
CLI Domestic and Resale Group, LLC (d/b/a Seacastle Trading LLC)	Delaware
Seacastle Leasing International, Inc.	Delaware
Seacastle Container Leasing International, Inc.	Delaware
CLI Domestic & Resale (Europe) ApS (d/b/a Seacastle Trading (Europe) ApS)	Denmark
SeaCube Containers (Hong Kong) Limited	Hong Kong
IPL, LLC	Delaware